UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

Form 6-K

__________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2022 (Report No. 2)

Commission file number: 001-41482

__________________________

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

__________________________

3 Hanechoshet St.
Tel Aviv, Israel 6971068
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 18, 2022 the board of directors (the “Board”) of Jeffs’ Brands Ltd (the “Company”) approved the appointment of Mr. Ronen Zalayet as Company’s Chief Financial Officer, effective on October 24, 2022 and the Compensation Committee of the Board approved the terms of his compensation.

Mr. Ronen Zalayet has over twenty (20) years of experience working in financial leadership positions in private and public companies, including in growing fintech and technology companies. He has been serving as the chief executive officer and director of Shemen Oil and Gas Resources Ltd, an Israeli company listed on the Tel Aviv Stock Exchange (TASE: SOG) that explores oil and natural gas, since July 2021. From November 2019 until June 2021, Mr. Zalayet served as the chief financial officer of Colugo Systems Ltd., a company operating in the transportation field, and from 2016 until 2020, he served as a consultant, director and head of the Israeli office of Access Capital Markets Limited, a finance boutique company headquartered in the United Kingdom. Ms. Zalayet holds a B.A. in Economics and Accounting and an MBA from Tel Aviv University, Israel, and is a certified public accountant in Israel.

The Company expects to enter into its standard form of indemnification agreement with Mr. Zalayet, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Zalayet is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

Mr. Zalayet replaces Ms. Moran Shamian who resigned as the Chief Financial Officer of the Company, effective as of October 24, 2022. Ms. Shamian’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: October 24, 2022	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

2